Asia Times Holdings Limited

December 11, 2018

Via Edgar

Mr. Larry Spirgel

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

Re:	Asia Times Holdings Limited
Draft Registration Statement on Form F-1
Submitted on November 28, 2018
CIK No. 0001755058

Dear Mr. Spirgel:

This letter is in response to the letter dated December 4, 2018 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) addressed to Asia Times Holdings Limited (the “Company”, “we”, “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. A Registration Statement on Form F-1 (the “Registration Statement”) is submitted separately to accompany this letter reflecting the Staff’s comments.

Use of Proceeds, page 33

1. We note your response to prior comment six. Revise to explain how your uses of proceeds can "generally be accomplished" without transferring funds into the PRC.

In response to the Staff’s comment, we have revised the disclosure on page 33 of the Registration Statement.

Regulations

PRC Laws and Regulations relating to Foreign Exchange, page 70

2. Clarify whether proceeds raised in this offering may be subject to the Circulars 19 and 16 if they are used as capital contributions to Huaya and the Chinese operating companies.

In response to the Staff’s comment, we have revised the disclosure on page 73 of the Registration Statement.

General

3. We note your response to prior comment 15. In addition to the references to the variouspage numbers in the Frost & Sullivan reports you cite you have provided in Annex A, please provide the actual underlying support materials as part of your supplemental response.

In response to the Staff’s comment, the Company has enclosed (1) an amended Annex A to this letter presenting the relevant portions of the Frost & Sullivan Industry Market Research Report supporting the corresponding statements in the Registration Statement, and (2) as a new Annex B to this letter, the Frost & Sullivan Industry Market Research Report as prepared at the request of the Company in connection with the proposed offering.

Address: Room 3803, Dachong International Centre, 39 Tonggu Road, Nanshan district, Shenzhen, China

Tel: (+86) 0755-8695-0818

In responding to your comments, the Company acknowledges that:

● the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

● Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

● the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Ying Li, Esq., of Hunter Taubman Fischer & Li LLC, at (212) 530-2206.

Very truly yours,

Very truly yours,

/s/ Qiuli Wang
Name: Qiuli Wang
Title: Chief Executive Officer

Ying Li, Esq.

Hunter Taubman Fischer & Li LLC

Address: Room 3803, Dachong International Centre, 39 Tonggu Road, Nanshan district, Shenzhen, China

Tel: (+86) 0755-8695-0818

Annex A

Items	Statement in Draft Amendment No.1	Page Number in Draft Amendment No.1	Page Number in the Market Research Report by Frost & Sullivan
A	The China capital market has experienced rapid growth ever since the global financial crisis occurred in late 2008. PRC domestic companies are looking for opportunities in China as well as abroad to increase their presence in the global market. It is expected that financing activities such as mergers and acquisitions, and initial public offerings, will become more prosperous than before. Financial consultancy services are particularly important in these kind of transactions as consultants can assist their clients with strategy planning and other professional services. The financial consultancy market has been growing rapidly in recent years driven by factors including rising prosperous M&A and financing activities, strong government support in terms of regulating policies and measures, enhanced participation of more parties and growing awareness of the importance of financial consultancy by downstream enterprises. Based on expert interviews and primary market research conducted by Frost & Sullivan, it is estimated that, from 2013 to 2017, the overall financial consultancy market in China increased from RMB136.9 billion to RMB257.2 billion at a compound annual growth rate, or CAGR, of 17.1%; and looking forward, it is forecasted that the economy in China will maintain a steady growth momentum over the next 5 years, and by 2022 the financial consultancy market is expected to reach RMB506.0 billion, at a CAGR of 14.2%.	Page 2	Page 17
B

According to the International Monetary Fund (IMF), the

nominal GDP of China increased from RMB59,696.3 billion in 2013 to RMB81,133.0 billion in 2017 at a CAGR of 8.0%. Driven by strong domestic consumption, ambitious government policy direction and active financing activities, the overall economy in China is expected to be at a CAGR of 8.2% from 2018 to 2022 (according to Frost & Sullivan). Driven by the social and economic development in China, the overall direct investment (inward and outward) in China increased from USD 123.9 billion in 2013 to approximately USD 133.7 billion in 2016, representing a CAGR of 2.6%

		Page 48	Page 5

Address: Room 3803, Dachong International Centre, 39 Tonggu Road, Nanshan district, Shenzhen, China

Tel: (+86) 0755-8695-0818

A	The China capital market has experienced rapid growth ever since the global financial crisis occurred in late 2008. PRC domestic companies are looking for opportunities in China as well as abroad to increase their presence in the global market. It is expected that financing activities such as mergers and acquisitions, and initial public offerings, will become more prosperous than before. Financial consultancy services are particularly important in these kind of transactions as consultants can assist their clients with strategy planning and other professional services. The financial consultancy market has been growing rapidly in recent years driven by factors including rising prosperous M&A and financing activities, strong government support in terms of regulating policies and measures, enhanced participation of more parties and growing awareness of the importance of financial consultancy by downstream enterprises. Based on expert interviews and primary market research conducted by Frost & Sullivan, it is estimated that, from 2013 to 2017, the overall financial consultancy market in China increased from RMB136.9 billion to RMB257.2 billion at a compound annual growth rate, or CAGR, of 17.1%; and looking forward, it is forecasted that the economy in China will maintain a steady growth momentum over the next 5 years, and by 2022 the financial consultancy market is expected to reach RMB506.0 billion, at a CAGR of 14.2%.	Page 48	Page 17
C	Underpinned by the robust growth of the capital market in the PRC in recent years, the total number of listed companies in the PRC witnessed a steady growth from 2,489 in 2013 to 3,485 in 2017, representing a CAGR of 8.8% from 2013 to 2017. In addition, the number of listed companies on the Shanghai Stock Exchange (SSE) and Shenzhen Stock Exchange (SZSE) increased at a positive CAGR of 10.0% and 8.0% from 2013 to 2017 respectively. From 2012 to 2013, the PRC authorities prohibited IPOs resulting in zero newly listed companies occurring in 2013. From 2014 onward, the government re-approved IPO applications and therefore the total number of newly listed companies in the PRC rapidly increased at a CAGR of 51.7% from 2014 to 2017.	Page 49	Page 7-8

Address: Room 3803, Dachong International Centre, 39 Tonggu Road, Nanshan district, Shenzhen, China

Tel: (+86) 0755-8695-0818

D

The expansion of the capital market and demand for fund

raising is highlighted by the growth of listed companies.

According to the market data provided by the Hong Kong

Exchanges and Clearing (HKEx), the total number of listed

companies in Hong Kong increased from 1,643 in 2013 to

2,118 in 2017, representing a CAGR of approximately 6.6%. In addition, the number of newly listed companies in Hong Kong saw an overall growth from 110 in 2013 to 174 in 2017 at a CAGR of approximately 12.2% from 2013 to 2017. The growing number of listed companies in Hong Kong underpinned the demand for IPO consulting services as listed companies require consulting services in order to comply with the listing requirements specified by the HKEx.

		Pages 49-50	Pages 9-10
E	Based on the market data provided by the Nasdaq Stock Market and World Federation of Exchange, from 2014 to 2017, the total number of existing listed companies on the NYSE and Nasdaq slightly decreased, primarily due to stringent listing regulations and increasing M&A activities in the US capital markets in recent years; from 2014 to 2017, the total number of newly listed companies on the NYSE and Nasdaq increased from 290 in 2014 to 317 in 2017, representing a CAGR of 3.0%; and as of September 11, 2018, there were 153 Chinese companies listed on the NYSE or Nasdaq.	Page 50	Page 12-14
F	The improving economy of the PRC has been directly driven by the robust capital market in recent years. As a result, the demand for up-to-date financial information on the internet has grown rapidly. In general, financial news media providers offer financial analysis and insight for investors. Online commercial advertisements provide streams of income for financial news media providers. Based on expert interviews and primary market research conducted by Frost and Sullivan, the total revenue of financial news media providers increased from RMB3.5 billion in 2013 to RMB6.2 billion in 2017, with a CAGR of 15.2% from 2013 to 2017; and with the continuous expansion of capital markets in the PRC and Hong Kong, the demand for such services are expected to grow; therefore, the market size by revenue of the financial news media industry is expected to grow at a CAGR of 17.1% from 2018 to 2022.	Page 51	Page 18

Address: Room 3803, Dachong International Centre, 39 Tonggu Road, Nanshan district, Shenzhen, China

Tel: (+86) 0755-8695-0818

G	Underpinned by the strong economic growth and rising disposable income per capital in China, the demand for financial training and education in the PRC has been increasing. According to the Guiding Opinions of the State Council on Actively Advancing the “Internet plus” Action by the State Council of the PRC, the government has been promoting the synergy between the internet and financial training and education. Based on expert interviews and primary research conducted by Frost & Sullivan, the financial training and education market by number of students in China has been growing from 5.4 million in 2013 to 9.5 million in 2017, at a CAGR of 15.4%.	Page 51	Page 19
H	In order to encourage PRC companies to go public, governments from different municipalities and provinces have established various schemes and policies to subsidize these companies.	Page 53	Page 21

Address: Room 3803, Dachong International Centre, 39 Tonggu Road, Nanshan district, Shenzhen, China

Tel: (+86) 0755-8695-0818

PROSPECTUS SUMMARY
The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements included elsewhere in this prospectus. In addition to this summary, we urge you to read the entire prospectus carefully, especially the risks of investing in our Ordinary Shares, discussed under “Risk Factors,” beginning on page 9 before deciding whether to buy our Ordinary Shares. This prospectus contains certain estimates and information from an industry report (“Frost & Sullivan Report”) commissioned by us and prepared by Frost & Sullivan Inc. (“Frost & Sullivan”), an independent market research firm, regarding our industries and our market positions in China, which have not been independently verified by us, the underwriters or any of their respective affiliates or advisers. The information in such sources may not be consistent with other information compiled in or outside of China.
Overview
Our Company
Since November 2015, through our variable interest entity (“VIE”), Qianhai Asia Times (Shenzhen) International Financial Services Co., Ltd. (“Qianhai”), we have provided consulting services to small and medium-sized enterprises in mainland China. The focus of our consulting business has been to provide comprehensive consulting services designed to help small and medium-sized enterprises become public companies. We generated a total revenue of approximately US$104,000, US$3,635,000, and US$5,308,000 for the fiscal years ended July 31, 2016, 2017, and 2018, respectively. The revenues generated from consulting service were $49,253, $3,469,224, and $5,236,196 for the fiscal years ended July 31, 2016, 2017, and 2018, respectively. Before we are able to provide new clients with personalized going public consulting services, a one-time registration fee is charged to set up the clients’ accounts and profiles in our system. The revenue generated from the registration fee amounted to $54,921, $166,147, and $71,695 for the fiscal years ended July 31, 2016, 2017, and 2018, respectively.
Beginning in August 2018, to complement and facilitate the growth of our consulting services, we launched AT Consulting Center to provide financial consulting services in Shenzhen, and in September, 2018, we acquired www.chinacnnm.com (“CNNM”), a news and media website focused on distributing financial news and information. Although upfront capital and human investments are required, we believe positive synergies can be generated by effectively integrating these two new business ventures with our existing consulting services, and we expect they will contribute to our growth in the long run.
We have experienced substantial growth since our inception in 2015. Currently, all our consulting clients are located in mainland China, but our goal is to become an international consulting company with clients and offices throughout Asia.
Industry Background
The PRC economy has grown significantly since the PRC government introduced economic reforms in the late 1970s. This growth has accelerated since China entered the World Trade Organization in 2001. The China capital market has experienced rapid growth ever since the global financial crisis occurred in late 2008. PRC domestic companies are looking for opportunities in China as well as abroad to increase their presence in the global market. It is expected that financing activities such as mergers and acquisitions, and initial public offerings, will become more prosperous than before. Financial consultancy services are particularly important in these kind of transactions as consultants can assist their clients with strategy planning and other professional services. The financial consultancy market has been growing rapidly in recent years driven by factors including rising prosperous M&A and financing activities, strong government support in terms of regulating policies and measures, enhanced participation of more parties and growing awareness of the importance of financial consultancy by downstream enterprises. Based on expert interviews and primary market research conducted by Frost & Sullivan, it is estimated that, from 2013 to 2017, the overall financial consultancy market in China increased from RMB136.9 billion to RMB257.2 billion at a compound annual growth rate, or CAGR, of 17.1%; and looking forward, it is forecasted that the economy in China will maintain a steady growth momentum over the next 5 years, and by 2022 the financial consultancy market is expected to reach RMB506.0 billion, at a CAGR of 14.2%.
2

INDUSTRY
Industry Overview
This Section contains certain estimates and information from an industry report commissioned by us and prepared by Frost & Sullivan Inc. (“Frost & Sullivan”), an independent market research firm, regarding our industries and our market positions in China, which have not been independently verified by us, the underwriters or any of their respective affiliates or advisers. The information in such sources may not be consistent with other information compiled in or outside of China.
Overview of Financial Services Industry in China
According to the International Monetary Fund (IMF), the nominal GDP of China increased from RMB59,696.3 billion in 2013 to RMB81,133.0 billion in 2017 at a CAGR of 8.0%. Driven by strong domestic consumption, ambitious government policy direction and active financing activities, the overall economy in China is expected to be at a CAGR of 8.2% from 2018 to 2022 (according to Frost & Sullivan). Driven by the social and economic development in China, the overall direct investment (inward and outward) in China increased from USD 123.9 billion in 2013 to approximately USD 133.7 billion in 2016, representing a CAGR of 2.6%:

Source:   Ministry of Commerce of PRC, Frost & Sullivan Report
Financial Consultancy Market in China
The China capital market has experienced rapid growth ever since the global financial crisis occurred in late 2008. PRC domestic companies are looking for opportunities in China as well as abroad to increase their presence in the global market. It is expected that financing activities such as mergers and acquisitions, and initial public offerings, will become more frequent. Financial consultancy services are particularly important in these transactions as consultants can assist their clients with strategic planning and other professional services. The financial consultancy market has been growing rapidly in recent years driven by factors including rising M&A and financing activities, strong government support in terms of regulating policies and measures, enhanced participation of more parties and growing awareness of the importance of financial consultancy by enterprises. Based on expert interviews and primary research conducted by Frost & Sullivan, it is estimated that, from 2013 to 2017, the overall financial consultancy market in China increased from RMB136.9 billion to RMB257.2 billion at a CAGR of 17.1%; and looking forward, it is forecasted that the economy in China will maintain a steady growth momentum in the next five years and by 2022, the financial consultancy market is expected to reach RMB506.0 billion, at a CAGR of 14.2% (according to Frost & Sullivan).

Source:   Frost & Sullivan Report
Underpinned by the robust growth of the capital market in the PRC in recent years, the total number of listed companies in the PRC witnessed a steady growth from 2,489 in 2013 to 3,485 in 2017, representing a CAGR of 8.8% from 2013 to 2017. In addition, the number of listed companies on the Shanghai Stock Exchange (SSE) and Shenzhen Stock Exchange (SZSE) increased at a positive CAGR of 10.0% and 8.0% from 2013 to 2017 respectively. From 2012 to 2013, the PRC authorities prohibited IPOs resulting in zero newly listed companies occurring in 2013. From 2014 onward, the government re-approved IPO applications and therefore the total number of newly listed companies in the PRC rapidly increased at a CAGR of 51.7% from 2014 to 2017.

Source:   National Bureau of Statistics of the PRC, SSE, SZSE, Frost & Sullivan Report
The expansion of the capital market and demand for fund raising is highlighted by the growth of listed companies. According to the market data provided by the Hong Kong Exchanges and Clearing (HKEx), the total number of listed companies in Hong Kong increased from 1,643 in 2013 to 2,118 in 2017, representing a CAGR of approximately 6.6%. In addition, the number of newly listed companies in Hong

Kong saw an overall growth from 110 in 2013 to 174 in 2017 at a CAGR of approximately 12.2% from 2013 to 2017. The growing number of listed companies in Hong Kong underpinned the demand for IPO consulting services as listed companies require consulting services in order to comply with the listing requirements specified by the HKEx.

Source:   HKEx, Frost & Sullivan Report
Capital markets in the United States have had steady developments in recent years. Based on the market data provided by the Nasdaq Stock Market and World Federation of Exchange, from 2014 to 2017, the total number of existing listed companies on the NYSE and Nasdaq slightly decreased, primarily due to stringent listing regulations and increasing M&A activities in the US capital markets in recent years; from 2014 to 2017, the total number of newly listed companies on the NYSE and Nasdaq increased from 290 in 2014 to 317 in 2017, representing a CAGR of 3.0%; and as of September 11, 2018, there were 153 Chinese companies listed on the NYSE or Nasdaq (according to Frost & Sullivan).

Source:   World Federation of Exchange, Nasdaq, Frost & Sullivan Report

Total Number of Newly Listed Companies on NYSE and Nasdaq Originating from China, 2013 – 2018
	2013	2014	2015	2016	2017	2018*
Nasdaq	2	8	8	5	21	18
NYSE	1	2	1	2	2	1

*
2018 refers to the period from January 1, 2018 to September 27, 2018

Source:   World Federation of Exchange, Nasdaq, Frost & Sullivan Report
Financial Media Service Market in China
The improving economy of the PRC has been directly driven by the robust capital market in recent years. As a result, the demand for up-to-date financial information on the internet has grown rapidly. In general, financial news media providers offer financial analysis and insight for investors. Online commercial advertisements provide streams of income for financial news media providers. Based on expert interviews and primary market research conducted by Frost and Sullivan, the total revenue of financial news media providers increased from RMB3.5 billion in 2013 to RMB6.2 billion in 2017, with a CAGR of 15.2% from 2013 to 2017; and with the continuous expansion of capital markets in the PRC and Hong Kong, the demand for such services are expected to grow; therefore, the market size by revenue of the financial news media industry is expected to grow at a CAGR of 17.1% from 2018 to 2022.

Source:   Frost & Sullivan Report
Financial Training and Education Market in China
Underpinned by the strong economic growth and rising disposable income per capital in China, the demand for financial training and education in the PRC has been increasing. According to the Guiding Opinions of the State Council on Actively Advancing the “Internet plus” Action by the State Council of the PRC, the government has been promoting the synergy between the internet and financial training and education. Based on expert interviews and primary research conducted by Frost & Sullivan, the financial training and education market by number of students in China has been growing from 5.4 million in 2013 to 9.5 million in 2017, at a CAGR of 15.4% (according to Frost & Sullivan).

Strong government support.   In order to encourage PRC companies to go public, governments from different municipalities and provinces have established various schemes and policies to subsidize these companies. Below is a list of examples of subsidies offered by municipal or provincial governments:
Issuing Department	Issuing Date	Amount of Subsidy
Beijing Municipal Government	May 24, 2018	Depending on the Listing stock market, the maximum amount is RMB6.0 million.
Hubei Provincial Government	April 27, 2018	For companies planning to list on SSE and SZSE: Maximum amount of RMB4.0 million. For companies planning to list on an oversea stock market: Maximum amount of RMB3.0 million.
Shenzhen Municipal Government	December 10, 2017	For companies planning to list on an oversea stock market: Maximum amount of RMB5.0 million.
Jinan City Government	June 6, 2018	For companies planning to list on an oversea stock market: Maximum amount of RMB5.0 million. For companies planning to list on the OTC. Maximum amount of RMB2.0 million.
Guangdong Provincial Government	August 31, 2018	For companies planning to list on SSE and SZSE: Maximum amount of RMB3.0 million. For companies successfully listed on the OTC Market: RMB500 thousand.

Source:   Frost & Sullivan Report

Annex B

1 Report for China Financial Services Industry Independent Market Research August 2018 © 2018 Frost & Sullivan . All the information contained herein (including without limitation data, words, charts and pictures) is the sole property of Frost & Sullivan, treated as highly confidential document, unless otherwise expressly indicated the sources in the report . Should no one copy, reproduce, diffuse, publish, quote, adapt, compile all or any part of the report without the written consent of Frost & Sullivan . In the event of the violation of the above stipulation, Frost & Sullivan reserve the right of lodging claim against the relevant persons for all the losses and damages incurred .

2 Content Overview of Financial Services in China 1 Overview of Listed Companies in USA 2 Competitive Landscape of Financial Services Market in China 3 Appendix 4

3 Project Scope Research Period • Historical Year: 2013 - 2016 • Base Year: 2017 • Forecast Year: 2018E - 2022E Geographic Scope • China Target Market • Financial Services Market Scope ; The project scope is defined as follows: 3

4 Limitations ; Source of Information Industry Expert Interview Market indicators for modeling Official Statistical sources » Interviews with industry experts and competitors will be conducted on a best - effort basis to collect information in aiding in - depth analysis for this report. » Frost & Sullivan will not be responsible for any information gaps where Interviewees have refused to disclose confidential data or figures. » The study took 2017 as the base year and 2018 - 2022 as the forecast period. However, as the point of this study being 2018, some of the figures of 2017 may not be available at the moment from public statistical sources. Frost & Sullivan will use the latest information available (e.g. 2016) or make projections based on historical trends. » Under circumstances where information is not available, Frost & Sullivan in - house analysis will be leveraged using appropriate models and indicators to arrive at an estimate. » Source of information will be stated in the right hand corner at the bottom on each slide for easy reference.

5 Overview of Financial Services in China Nominal GDP of China 59.7 64.7 69.9 74.6 81.1 88.6 96.5 104.9 113.6 122.6 43,871.1 47,314.8 50,858.4 53,925.4 58,416.6 63,402.7 68,788.7 74,464.9 80,317.2 86,400.3 10,000 20,000 30,000 40,000 50,000 60,000 70,000 80,000 90,000 100,000 0 20 40 60 80 100 120 140 2013 2014 2015 2016 2017 2018E 2019E 2020E 2021E 2022E Nominal GDP Nominal GDP Per Capita Source: National Bureau of Statistics of China , International Monetary Fund, Frost & Sullivan Inhouse Database Nominal GDP and Nominal GDP Per Capita in China (2011 - 2022E) Nominal GDP: RMB Trillion CAGR 2013 - 2017 2018E - 2022E Nominal GDP 8.0% 8.2% Nominal GDP Per Capita 7.4% 8.0% Nominal GDP Per Capita: RMB • The economy in China has demonstrated stable growth in the past five years . The nominal GDP in China grew from RMB 59 , 696 . 3 billion in 2013 to RMB 81 , 133 . 0 billion in 2017 , representing a CAGR of 8 . 0% . driven by the strong potential in domestic consumption, government stimulus policy and continuous investment in fixed assets . Item B

6 Overview of Financial Services in China Direct Investment in China Source: Ministry of Commerce of China, Frost & Sullivan Inhouse Database Direct Investment (China), 2013 - 2016 123.9 128.5 135.6 133.7 3.7 5.5 - 1.4 -5 0 5 10 15 20 25 30 35 40 45 50 55 60 0 10 20 30 40 50 60 70 80 90 100 110 120 130 140 2014 2014 USD Billion % 2013 2016 YOY Growth Direct Investment • Driver by the strong growth of the social and economic development in China, the over direct investment (inward and outward) in China increased from USD 123 . 9 Billion in 2013 to Approximately USD 133 . 7 Billion in 2016 , representing a CAGR of 2 . 6% .

7 Source: National Bureau of Statistics of the China , the Shanghai Stock Exchange(SSE), the Shenzhen Stock Exchange(SZSE), Frost & Sullivan Inhouse Database Note: Date as 30 June 2018 Total Number of Listed Companies (the Mainland China), 2013 - 2017 953 995 3.000 0 1.000 4.000 2.000 2.827 Number of companies 1.536 2.489 1.870 2013 1.618 2014 1.081 1.746 2015 1.182 2016 1.396 2.089 2017 2.613 3.052 3.485 CAGR 2013 - 2017 Total 8.8% SSE 10.0% SZSE 8.0% SSE SZSE Overview of Financial Services in China Total Number of Listed Companies (the Mainland China) • As the robust growth of the capital market in the Mainland China, the total number of listed companies in the Mainland China has a steady growth from 2 , 489 in 2013 to 3 , 485 in 2017 . Representing a CAGR of 8 . 8 % from 2013 to 2017 . • The Mainland China has two Stock Exchange, one is call the Shanghai Stock Exchange(SSE) and the Shenzhen Stock Exchange(SZSE) . The number of listed companies on those two Stock Exchange has increased at a positive CAGR of 10 . 0% (SSE) and 8 . 0% (SZSE) from 2013 to 2017 . 2.155 1.446 3.561 2018 Item C

8 1.536 1.870 1.618 1.081 1.746 1.182 1.396 2.089 82 134 124 222 90 103 214 0 100 200 300 400 500 125 Number of companies 224 2016 2015 43 2014 2017 227 436 Total Number of Newly Listed Companies (the Mainland China), 2014 - 2017 CAGR 2014 - 2017 Total 51.7% SSE 71.7% SZSE 39.4% SSE SZSE Overview of Financial Services in China Total Number of Newly Listed Companies (the Mainland China) • In 2012 to 2013 , China authorities prohibited IPOs, made zero the newly listed companies in 2013 . In 2014 , the China government re - approved IPO applications and therefore the total number of newly listed companies in China increased at a CAGR of 51 . 7 % from 2014 to 2017 . Source: National Bureau of Statistics of the China , the Shanghai Stock Exchange(SSE), the Shenzhen Stock Exchange(SZSE), Frost & Sullivan Inhouse Database Item C

9 Source: the Hong Kong Exchanges and Clearing( HKEx ), Frost & Sullivan Total Number of Listed Companies (Hong Kong), 2013 - 2017 CAGR 2013 - 2017 Total 6.6% Main Board 5.4% GEM 14.0% 0 500 1,000 1,500 2,000 2,500 3,000 Number of companies 2015 2014 2013 2016 2017 1,866 1,643 1,752 1,973 2,118 Overview of Financial Services in China Total Number of Listed Companies (Hong Kong) • As the China authorities prohibited the IPO application in 2012 to 2013 , Hong Kong has become another fund raising options for the companies in the mainland China . According to the Hong Kong Exchanges and Clearing( HKEx ), in 2013 , there are 1 , 643 listed companies in Hong Kong, but in 2017 , the listed companies has increased to 2 , 118 , representing a CAGR of approximately 6 . 6% . Item D

10 110 122 138 126 174 0 50 100 150 200 2014 Number of companies 2016 2013 2015 2017 Newly Listed Companies CAGR 2013 - 2017 Newly Listed Companies 12.2% Overview of Financial Services in China Total Number of Newly Listed Companies (Hong Kong) • With the strong demand of fund raising of the Mainland China Companies, the number of newly listed companies in Hong Kong has a rapidly growth, from 110 companies in 2013 to 174 companies in 2017 , representing a CAGR of approximately of 12 . 2% . As the HKEx has a different listing requirements from the Stock Exchange in the Mainland China, therefore, a IPO consulting services became a strong demand for those companies which has plan for IPO . Source: the Hong Kong Exchanges and Clearing( HKEx ), Frost & Sullivan Inhouse Database Total Number of Newly Listed Companies (Hong Kong), 2013 - 2017 Item D

11 Content Overview of Listed Companies in USA 2 Overview of Financial Services in China 1 Competitive Landscape of Financial Services Market in China 3 Appendix 4

12 Source: World Federation of Exchange , Nasdaq, Frost & Sullivan Inhouse Database Total Number of Listed Companies in NYSE and Nasdaq (USA), 2014 - 2017 5,248 5,283 5,204 5,235 0 2,000 4,000 6,000 8,000 2016 Number of companies 2017 2014 2015 2014 - 2017 CAGR - 0.1% Note: Data only available after 2014. Overview of Listed Companies in USA Total Number of Listed Companies • The United State Capital Markets has steady development in these years . From 2014 to 2017 , the total number of existing listed companies on the NYSE and Nasdaq slightly decreased, primarily due to stringent listing regulations and increasing M&A activities in the US capital markets in recent years ; Item E

13 Source: World Federation of Exchange , Nasdaq, Frost & Sullivan Inhouse Database 290 227 207 317 0 100 200 300 400 2017 2014 Number of companies 2015 2016 Total Number of Newly Listed Companies in NYSE and Nasdaq (USA), 2014 - 2017 2014 - 2017 CAGR 3.0% Note: Data only available after 2014. Overview of Listed Companies in USA Total Number of Listed Companies • from 2014 to 2017 , the total number of existing listed companies on the NYSE and Nasdaq slightly decreased, primarily due to stringent listing regulations and increasing M&A activities in the US capital markets in recent years • The total number of newly listed companies on the NYSE and Nasdaq increased from 290 in 2014 to 317 in 2017 , representing a CAGR of 3 . 0% . Item E

14 Overview of Listed Companies in USA Total Number of Newly Listed Companies on NYSE and Nasdaq Origination from China 2013 2014 2015 2016 2017 2018* Nasdaq 2 8 5 5 21 18 NYSE 1 2 2 2 2 1 • The US capital Market become a popular fund raising and investing place for companies and investors who come from China . Thus, there are more and more companies looking go public in the US . As of September 11 , 2018 , there were 153 Chinese companies listed on the NYSE or Nasdaq Note: Data as 11 September 2018 Source: World Federation of Exchange , Nasdaq, Frost & Sullivan Inhouse Database Item E

15 Content Competitive Landscape of Financial Services Market in China 3 Overview of Financial Services in China 1 Overview of Listed Companies in USA 2 Appendix 4

16 Competitive Landscape of Financial Services in China Definition of Financial Services in China Financial Media Services • Provide financial analysis and highlighted financial insight for investor through internet. Financial Training and Education Services • Helping companies to better understand the guiding opinions, rules, methods of different Stock Exchange or authorities. • As more and more companies have a strong demand of fund raising, to building up the brand, looking for the M&A opportunities etc . , IPO is one of the best way for them to open to public . The Financial Services in China is to provide the consulting business, to help the private enterprises become public . The Financial Services mainly focus on two part . Financial Media Services and Financial Training and Education .

17 Source: The claim and the market size data are based on the expert interview conducted with the experienced industry particip ant s in the China and the primary research conducted by Frost & Sullivan and Frost & Sullivan inhouse database. Market Size of Financial Consultancy Industry by Revenue (China), 2013 - 2022 136.9 161.4 189.5 221.3 257.2 297.4 342.2 391.8 446.4 506.0 0 100 200 300 400 500 600 700 2016 2015 Billion RMB 2013 2018E 2014 2017 2022E 2019E 2020E 2021E CAGR: 15.2% CAGR: 17.1% Competitive Landscape of Financial Services in China Market Size of Financial Consultancy in China • The China capital market has experienced rapid growth ever since the global financial crisis occurred in late 2008 . PRC domestic companies are looking for opportunities in China as well as abroad to increase their presence in the global market . It is expected that financing activities such as mergers and acquisitions, and initial public offerings, will become more prosperous than before . Financial consultancy services are particularly important in these kind of transactions as consultants can assist their clients with strategy planning and other professional services . The financial consultancy market has been growing rapidly in recent years driven by factors including rising prosperous M&A and financing activities, strong government support in terms of regulating policies and measures, enhanced participation of more parties and growing awareness of the importance of financial consultancy by downstream enterprises . Based on expert interviews and primary market research conducted by Frost & Sullivan, it is estimated that, from 2013 to 2017 , the overall financial consultancy market in China increased from RMB 136 . 9 billion to RMB 257 . 2 billion at a compound annual growth rate, or CAGR, of 17 . 1% ; and looking forward, it is forecasted that the economy in China will maintain a steady growth momentum over the next 5 years, and by 2022 the financial consultancy market is expected to reach RMB 506 . 0 billion, at a CAGR of 14 . 2% . Item A

18 Source: The claim and the market size data are based on the expert interview conducted with the experienced industry particip ant s in the China and the primary research conducted by Frost & Sullivan and Frost & Sullivan inhouse database. Market Size of Financial New Media Industry by Revenue (China), 2013 - 2022 3.5 4.0 4.6 5.2 6.2 7.5 8.2 10.1 11.9 14.1 0 2 4 6 8 10 12 14 16 18 2019E 2015 2018E Billion RMB 2016 2013 2020E 2014 2017 2021E 2022E CAGR: 15.2% CAGR: 17.1% Competitive Landscape of Financial Services in China Market Size of Financial New Media in China • The improving economy of the PRC has been directly driven by the robust capital market in recent years . As a result, the demand for up - to - date financial information on the internet has grown rapidly . In general, financial news media providers offer financial analysis and insight for investors . Online commercial advertisements provide streams of income for financial news media providers . Based on expert interviews and primary market research conducted by Frost and Sullivan, the total revenue of financial news media providers increased from RMB 3 . 5 billion in 2013 to RMB 6 . 2 billion in 2017 , with a CAGR of 15 . 2 % from 2013 to 2017 ; and with the continuous expansion of capital markets in the PRC and Hong Kong, the demand for such services are expected to grow ; therefore, the market size by revenue of the financial news media industry is expected to grow at a CAGR of 17 . 1 % from 2018 to 2022 . Item F

19 Source: The claim and the market size data are based on the expert interview conducted with the experienced industry particip ant s in the China and the primary research conducted by Frost & Sullivan and Frost & Sullivan inhouse database. Market Size of Financial Training and Education by Number of Students (the PRC), 2013 - 2022 5.4 6.1 7.1 8.4 9.5 10.8 13.7 15.4 17.3 14.2 15.2 18.0 13.3 13.1 12.3 12.0 0 2 4 6 8 10 12 14 16 18 0 2 4 6 8 10 12 14 16 18 2014 2013 2014 2017 2016 2018E 2019E 2020E % 14.1 2021E Million 2022E 12.2 12.4 YOY Growth No. of Students Competitive Landscape of Financial Services in China Market Size of Financial Training and Education in China • Underpinned by the strong economic growth and rising disposable income per capital in China, the demand for financial training and education in the PRC has been increasing . According to the Guiding Opinions of the State Council on Actively Advancing the “Internet plus” Action by the State Council of the PRC, the government has been promoting the synergy between the internet and financial training and education . Based on expert interviews and primary research conducted by Frost & Sullivan, the financial training and education market by number of students in China has been growing from 5 . 4 million in 2013 to 9 . 5 million in 2017 , at a CAGR of 15 . 4% . Item G

20 Competitive Landscape of Financial Services in China Market Driver of Financial Services in China • Financial Services can contribute to enhance financial retruns . Rising Demand • Senior management teams of listed companies wishing to enhance theirs professional knowledge and provide better returns to their investors. Growing Awareness for Professional Executive Training • Financial Trainging and Education programs of the Financial Services, can build up a strong knowledge platform and business network for entrepreneurs, company executives and other elite individuals. Strong Business Network • Companies are able to build up deeper market strategies with theirs clients or investors with the advance technology in Media Industry. Technology Advancement in Media Industry • The China Government has provide various schemes and polices to help the private companies to public. Strong Government Support

Competitive Landscape of Financial Services in China

Policies and Regulations in China

- In order to encourage the PRC companies undergoing IPO process, government from different municipals and provinces have established different subsidization schemes and policies. Below is the list of the examples:

Item H

Issuing Department	Issuing Date	Amount of Subsidy
Beijing Municipal Government	24 May 2018	Depending on the listing stock market, the maximum amount is RMB6.0 million.
Hubei Provincial Government	27 April 2018	For companies plan to list in SSE and SZSE: Maximum amount of RMB4.0 million. For companies plan to in oversea stock market: Maximum amount of RMB3.0 million.
Shenzhen Municipal Government	10 December 2017	For companies plan to list in oversea stock market: Maximum amount of RMB5.0 million.
Jinan City Government	6 June 2018	For companies plan to in oversea stock market: Maximum amount of RMB5.0 million. For companies plan to list in New OTC Market(新三板): Maximum amount of RMB2.0 million.
Guangdong Provincial Government	31 August 2018	For companies plan to list in SSE and SZSE: Maximum amount of RMB3.0 million. For companies successfully listed in New OTC Market(新三板): RMB500 thousand rewards.

Source: Different Provincial Government in China, Frost & Sullivan Inhouse Database

FROST & SULLIVAN

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22 Content Appendix 4 Overview of Financial Services in China 1 Overview of Listed Companies in USA 2 Competitive Landscape of Financial Services Market in China 3

23 • Frost & Sullivan is an independent global consulting firm, which was founded in 1961 in New York . It offers industry research and market strategies and provides growth consulting and corporate training . Its industry coverage in China includes automotive and transportation, chemicals, materials and food, commercial aviation, consumer products, energy and power systems, environment and building technologies, healthcare, industrial automation and electronics, industrial and machinery, and technology, media and telecom . • The Frost & Sullivan’s report includes information on China macro economy, China Financial Services Industry market overview, competitive landscape, etc . • The market research process for this study has been undertaken through detailed primary research which involves discussing the status of the industry with leading industry participants and industry experts . Secondary research involved reviewing company reports, independent research reports and data based on Frost & Sullivan’s own research database . • Projected total market size was obtained from historical data analysis plotted against macroeconomic data as well as specific related industry drivers . • Frost & Sullivan’s report was compiled based on the below assumptions : • The economies of China are assumed to maintain steady growth across the forecast period ; • The social, economic, and political environments of China are likely to remain stable in the forecast period ; • Market drivers like growing of China nominal GDP, stable increasing of population, growing per capita disposable income, advancement of technology are expected to drive the growth of the market in China . Appendix Methodologies

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